January 27, 2006

Via Facsimile ((212) 269-5420) and U.S. Mail

Kenneth W. Orce, Esq.
Cahill Gordon & Reindel LLP
80 Pine Street
New York, NY  10005

RE:	Engelhard Corporation
      Schedule 14D-9 filed January 23, 2006
      File No. 005-37173

Dear Mr. Orce:

      We have the following comments on the above-referenced filing.

Schedule 14D-9

Item 4.  The Solicitation or Recommendation

Background, page 5
1. We note that on January 9 you discussed the reaction of your security holders with MacKenzie Partners and Joele Frank. Please revise your disclosure to describe those reactions.
2. We note that Merrill Lynch delivered to your board of directors its opinion with respect to the adequacy of BASF`s offer from a financial point of view. Please tell us whether Merrill Lynch presented an analysis supporting its opinion to your board and, if so, tell us why you have not summarized that analysis in your disclosure. Refer to Item 1011(b) of Regulation M-A.

Item 6.  Interest in Securities of the Subject Company, page 10
3. We note that some of your disclosure in the first paragraph of this item is qualified "to [your] knowledge." What prevents you from knowing and disclosing this information? Please explain or delete the qualifier.


Item 8.  Additional Information, page 11
4. Refer to the paragraph titled "Forward-Looking Information."
We
note you refer to the definition of forward-looking statements included in the Private Securities Litigation Reform Act of 1995. Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations. Please confirm that you will avoid making reference to that Act in all future communications in connection with the tender offer.
5. We also note the disclaimer that you do not undertake any obligations to update or revise forward-looking statements to reflect, among other things, new information, future events or otherwise, here and in your January 23 press release (exhibit
(a)(3)). This disclosure is inconsistent with your obligation under
Rule 14d-9(c) to amend the schedule to reflect a material change in the information previously disclosed. Please confirm that you will avoid making such statements in future press releases and filings.

Item 9. Exhibits, page 13
6. We note the investor presentation furnished in connection with a
Current Report on Form 8-K dated January 24, 2006. Please file this presentation as an exhibit to your Schedule 14D-9. See Item
1016(a)
of Regulation M-A.

Closing Information

      Please amend your filing promptly to comply with our comments.
If you do not agree with a comment, please tell us why in your response. If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619 or, in my absence, to Pam Carmody, Special Counsel, at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.


								Sincerely,



								Daniel F. Duchovny
								Attorney-Advisor
								Office of Mergers &
Acquisitions
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Kenneth W. Orce, Esq.
Cahill Gordon & Reindel LLP
January 27, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE